Nevada Power Company

6226 West Sahara Avenue

Las Vegas, Nevada 89146

VIA EDGAR

October 26, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Nevada Power Company

Registration Statement on Form S-3

Filed October 13, 2022

File No. 333-267865

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-267865) of Nevada Power Company so that it may become effective at 9:00 a.m., Eastern Time, on November 2, 2022, or as soon as possible thereafter.

Sincerely,

NEVADA POWER COMPANY

/s/ Michael E. Cole
Michael E. Cole
Director, Senior Vice President, Chief Financial Officer and Treasurer